TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 15, 2021

Dear Sir/ Madam,

Sub: Company Statement

This is to inform that as part of a strategic partnership, Infosys Consulting Pte. Ltd., a wholly owned subsidiary of the Company is acquiring 100% of the share capital of Singapore Telecommunications Limited's ("Singtel") delivery center in Malaysia - Global Enterprise International Malaysia Sdn. Bhd. to bolster Infosys' presence in Malaysia, a strategic delivery and sales hub in South East Asia for global clients. This move also aligns with Infosys' long-term strategy for Communications, Media, and Technology (CMT) vertical including platform led transformation of Customer and Service Experience for clients.

Please find enclosed the disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, in this regard.

This information will also be hosted on the Company's website, at www.infosys.com.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Disclosure under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015: -

Name of the target entity	Global Enterprise International Malaysia Sdn. Bhd. Acquirer: Infosys Consulting Pte. Ltd., a wholly owned subsidiary of Infosys Limited.
Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No
Industry to which the entity being acquired belongs	Information Technology Services & Consulting Services
Objects and effects of acquisition	As part of a strategic partnership, Infosys is acquiring 100% of the share capital of Singapore Telecommunications Limited's ("Singtel") delivery center in Malaysia - Global Enterprise International Malaysia Sdn. Bhd. to bolster Infosys' presence in Malaysia, a strategic delivery and sales hub in South East Asia for global clients. This move also aligns with Infosys' long-term strategy for Communications, Media, and Technology (CMT) vertical including platform led transformation of Customer and Service Experience for clients.
Any governmental or regulatory approvals required for the acquisition	None
Indicative time period for completion of the acquisition	December 2021
Nature of consideration	Cash
Cost of acquisition or the price at which the shares are acquired;	Up to Singapore Dollar 6 Million including the value of net assets, subject to customary closing adjustments
Percentage of holding	100% of the share capital
Brief Background	Incorporated in 2013, Global Enterprise International Malaysia Sdn. Bhd. ("GEIM") is a step-down subsidiary of Singtel and is based in Kuala Lumpur, Malaysia. It acts as a delivery center to provide customer experience and technology services to Singtel. Revenues for the entity are: FY Mar'19: MYR 70.4 million FY Mar'20: MYR 62.4 million FY Mar'21: MYR 67.4 million